SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINETY-EIGHTH

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: November 30, 2018 – 9:30 a.m. 3. CALL NOTICE: Disclosed in the newspapers “Diário Oficial do Estado do Paraná” and "Folha de Londrina". 4.QUORUM: 60.76% (sixty and seventy-six hundredths percent) of the voting capital attended the meeting. 5. PRESIDING BOARD: ROGÉRIO PERNA – Chairman of the Presiding Board; MAURICIO SCHULMAN – Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS: 198TH EXTRAORDINARY SHAREHOLDERS’ MEETING:

ITEM 1 – Due to the absence of a qualified quorum, the second call of this Extraordinary Shareholders' Meeting was approved in order to resolve on the proposal to adjust the Company's Bylaws. The date of the new meeting will be defined in accordance with current legislation.

ITEM 2 – Approved, by majority votes, with the abstention of shareholders present that represented the custodians: Citibank N.A.; Itaú Unibanco S.A. - ADRs; Banco Bradesco S.A.; and J.P. Morgan S.A., the proposal of the Controlling Shareholder to not elect Mr. Mauro Ricardo Machado Costa as a member of the Board of Directors, however, ratify the acts practiced by him from June 18, 2018 until November 7, 2018. The seat occupied by said member remains vacant as of this date.

SIGNATURES: ROGÉRIO PERNA – Representative of the State of Paraná and Chairman of the Presiding Board; MAURICIO SCHULMAN – Chairman of Copel’s Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. The signatures of the attending shareholders were omitted as authorized and registered in the Minutes of the Meeting.

This is a free translation of the 198th Extraordinary Shareholders’ Meeting drawn up in Copel’s Minutes Book no. 11, pages 081 and 082.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 3, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.